SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/27/23


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
11,876

8. SHARED VOTING POWER
525,869

9. SOLE DISPOSITIVE POWER
11,876
_______________________________________________________

10. SHARED DISPOSITIVE POWER
525,869


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
537,745 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.18%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
11,876

8. SHARED VOTING POWER
836,811

9. SOLE DISPOSITIVE POWER
11,876
_______________________________________________________

10. SHARED DISPOSITIVE POWER
836,811


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
848,687(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.18%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
11,876

8. SHARED VOTING POWER
836,811

9. SOLE DISPOSITIVE POWER
11,876
_______________________________________________________

10. SHARED DISPOSITIVE POWER
836,811


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
848,687(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.18%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________

ITEM 1. SECURITY AND ISSUER

This statement constitutes Amendment #6 to the schedule 13d filed July 29, 2019. Except as specifically set forth herein, the Schedule 13d remains unmodified.





ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on December 13, 2022, there were 10,380,003 shares of common stock outstanding as of September 30, 2022. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP a registered investment advisor.
As of January 27, 2023, Bulldog Investors, LLP is deemed to be the beneficial owner of 537,745 shares of VCIF (representing 5.18% of VCIF's outstanding shares) solely by virtue of Bulldog Investors, LLP's power to direct the vote of, and dispose of, these shares. These 537,745 shares of VCIF include 11,876 shares (representing 0.11% of VCIF's outstanding shares) that are beneficially owned by Mr. Goldstein.
All other shares included in the aforementioned 537,745 shares of VCIF beneficially owned by Bulldog Investors LLP(solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLP who are not members of any group. The total number of these "non-group" shares is 525,869 shares (representing 5.07% of VCIF's outstanding shares).

As of January 27, 2023, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 848,687 shares of VCIF (representing 8.18% of VCIF's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 11,876 shares. Bulldog Investors, LLP and Messrs. Goldstein and Dakos have shared power to dispose of and vote 525,869 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of VCIF's shares) share this power with Bulldog Investors, LLP. Messrs.Goldstein and Dakos are control persons of Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 310,942 shares.


c)During the last 60 days the following shares of VCIF were sold:

Date:		        Shares:		Price:
1/23/2023		(7,775)		9.6549
1/24/2023		(1,062)		9.6341
1/25/2023		(23,884)	9.5320
1/26/2023		(4,976)		9.5500
1/27/2023		(33,468)	9.5974



d) Clients of Bulldog Investors, LLP and an account managed by Messrs.Goldstein and Dakos are entitled to receive any dividends or sales proceeds.

e) N/A




ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/30/2023

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.